Exhibit 99.1

Lorus Therapeutics Implements Name Change to Aptose Biosciences

TORONTO, Sept. 2, 2014 /CNW/ - Lorus Therapeutics Inc. (TSX: LOR) (the "Company"), a clinical-stage company developing new therapeutics and molecular diagnostics that target the underlying mechanisms of cancer, today announced that it has changed its name to "Aptose Biosciences Inc."

The Company's name change reflects its new focus and clinical-stage pipeline strategy, as an oncology research and development organization advancing new therapeutics and molecular diagnostics based on insights into the genetic profiles of certain cancers and patient populations.  The Company's lead product, APTO-253 (formerly LOR-253) exerts its antitumor effects by activating a key apoptotic pathway in tumor cells. The term "apoptosis" represents the innate self-killing capacity of cells triggered upon the onset of cellular damage, and cancer cells employ various mechanisms to avoid apoptosis. For these reasons, "apoptosis" is the intuitive root of the name of "Aptose Biosciences." In addition, the Company's stated goal with respect to the name change is to align the product portfolio and product development with the strategic course set by its new management team.

"Aptose will be guided by the underlying scientific mechanisms and clinical expertise necessary to develop important new anticancer therapeutics.  Our efforts will be further fortified by the application of new molecular diagnostic tools customized to our pipeline programs," said William G. Rice, Ph.D., Chairman, President and Chief Executive Officer.  "Today, with the support of our Board and voting shareholders, the Company is dedicated to developing APTO-253 with the opportunity to contribute to the treatment of AML and other serious hematologic cancers, as well as advancing select earlier stage programs."

The Board of Directors and the shareholders of the Company approved the name change.  The Toronto Stock Exchange also conditionally approved the name change and it is expected that the common shares of the Company will commence trading on the Toronto Stock Exchange under the new name and the trading symbol "APS" on or about September 3, 2014.

About APTO-253

APTO-253 is a novel small molecule that has demonstrated potent anti-tumor activity in cancer cells via tumor suppressor induction leading to cell cycle inhibition and programmed cell death.  APTO-253 has been shown to induce the tumor suppressor gene Krüppel like factor 4 (KLF4) and expression of p21, resulting in cell cycle arrest and apoptosis.  Nonclinical pharmacology studies have demonstrated in vivo anti-tumor activity in solid tumors and hematologic cancers.  Aptose has completed a Phase 1 study in patients with advanced or metastatic solid tumors in which promising clinical activity was observed.

A vast majority of patients with acute myeloid leukemia (AML) exhibit down-regulation of KLF4 expression, which is directly associated with leukemogenic events, or the onset of leukemia.  In addition to AML, a similar function for KLF4 as a tumor suppressor factor has been reported in adult T-cell leukemia, lymphoma, multiple myeloma and high-risk MDS.  Induction of KLF4 expression may therefore be an effective therapeutic option in these patient populations.  Aptose is planning to commence a Phase 1b clinical study with escalating doses of APTO-253 followed by two disease-specific expansions planned in adults with hematologic malignancies in 2014.

About the Company

The Company is a clinical-stage biotechnology company committed to discovering and developing personalized therapies addressing unmet medical needs in oncology.  The Company is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer research coupled with companion diagnostics to identify the optimal patient population for our products. The Company's small molecule cancer therapeutics pipeline includes products designed to provide additive or synergistic efficacy with existing anti-cancer therapies and regimens without overlapping toxicities.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws including regarding the Name Change. Such statements include, but are not limited to, statements relating to the Company's plans, objectives, expectations and intentions and other statements including words such as "continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward looking statements could include, among others: our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

SOURCE Lorus Therapeutics Inc.

%CIK: 0000882361

For further information:

Aptose Biosciences
Greg Chow, CFO
416-798-1200
gchow@aptose.com

BCC Partners
Karen L. Bergman or Susan Pietropaolo
650-575-1509 or 845-638-6290
kbergman@bccpartners.com or spietropaolo@bccpartners.com

CO: Lorus Therapeutics Inc.

CNW 07:00e 02-SEP-14